Exhibit 99.1

Media Release

IMV Inc. Announces Second Quarter 2021 Financial and Operational Results

  Appointed Andrew Hall, Chief Business Officer, as interim CEO, Jeremy Graff, PhD as Chief Scientific Officer, Stanley Frankel, MD and Jose Iglesias, MD as Clinical Advisors

  Strengthened financial position and extended cash runway with the completion of a $25M financing resulting in pro-forma cash and cash equivalents of $45.8 million on June 30th, 2021

  Completed the DeCidE1 Phase 2 clinical study in advanced, recurrent ovarian cancer. Translational analyses confirm generation of tumor-antigen directed T cells by maveropepimut-S

  Initiated Phase 2B trial in relapsed/refractory DLBCL

  Expanded presence in the US with a corporate office in Cambridge, Massachusetts biotech hub

Dartmouth, Nova Scotia, and Cambridge, Massachusetts – August 11, 2021 – IMV Inc. (the “Company” or “IMV”) (TSX: IMV; NASDAQ: IMV), a clinical-stage biopharmaceutical company pioneering a novel class of immunotherapies, today announced its financial and operational results and provided an update for the second quarter ended June 30, 2021.

“IMV is undergoing a critical transformation and focusing on delivering tangible clinical and scientific data to support further development and commercialization of our unique programs and DPX platform technology,” said Andrew Hall, interim Chief Executive Officer of IMV. “The recent results obtained with the translational analyses in ovarian cancer further validate our lead compound and DPX technology. We are also very excited by the overall expansion of our clinical pipeline across a range of tumor antigens and indications. Our recent financing has strengthened our balance sheet and provided us with the runway to deliver additional confirmatory data to investors and the scientific community.” “Based on clinical results and a continued deeper understanding of the mechanism of action of our distinctive delivery platform we believe we are in an exceptional position to deliver sustainable shareholder value supported by an enhanced financial position and our ability to attract quality talent at every level of the organization,” concluded Mr. Hall.

Corporate Updates

Appointment of Andrew Hall as Interim Chief Executive Officer (CEO)

On August 4, 2021, the Corporation announced that Frederic Ors stepped down as Chief Executive Officer and that the IMV Board appointed Andrew Hall, formerly of Celgene, the Company’s Chief Business Officer, as Interim CEO. The Company’s Board is commencing a comprehensive search process to identify a permanent CEO.

Appointment of a Chief Scientific Officer (CSO)

Jeremy R. Graff, Ph.D., formerly of Lilly, was recently appointed Chief Scientific Officer of IMV and brings over 20 years of experience in preclinical and clinical research and translational analysis for novel immune-activating therapeutics in oncology.

Development of IMV’s Clinical Advisory Committee

Stanley Frankel, M.D, an industry veteran, was appointed clinical advisor to support development of MVP-S in diffuse large B-cell lymphoma (DLBCL) and the initiation of the Company’s next clinical trial in advanced ovarian cancer.

Dr. Frankel brings a wealth of experience and knowledge in hematology, cell therapy and immuno-oncology accumulated at Bristol-Myers Squibb (BMS) where he was Senior Vice President, Cellular Therapy Development, and responsible for late development portfolio of cellular therapy assets including Breyanzi® (lisocabtagene maraleucel) and Abecma® (idecabtagene vicleucel). Prior to this experience, Dr. Frankel was Corporate Vice President, Head, Immuno-Oncology & Cellular Therapy, Clinical Research and Development Head, Cell Therapy Clinical Center of Excellence at Celgene and served on joint steering and/or joint development committees for alliances with JW Therapeutics, Jounce Therapeutics, Astrazeneca/Medimmune, Juno Therapeutics, and BeiGene.

Jose Iglesias, M.D., another renowned expert in the Immuno-Oncology space, was recently appointed as Clinical Advisor. Dr. Iglesias brings decades of expertise in clinical development strategy, clinical trial design, biomarker-guided pharmacodynamics, proof of principle and proof of concept studies, drug approval strategies, studies to support commercialization, academic research collaborations and liaisons with worldwide centers of excellence and oncology cooperative groups. Dr. Iglesias served as Chief Medical Officer at Senti Biosciences, Biothera Pharmaceuticals, Bionomics Ltd., Abraxis Bioscience Inc. and as Vice President, Clinical Development at Celgene.

Operational Expansion in the USA

IMV has now established a U.S. subsidiary and an office in Cambridge Massachusetts, a world-leading biotech research hub with a large geographical concentration of biotech and pharmaceutical companies, world-renowned universities, research centers, and a highly skilled talent pool.

This new corporate office will serve as a springboard to accelerate future business development and other initiatives.

Clinical Programs with Maveropepimut-S (MVP-S, Formerly Named DPX-Survivac)

Phase 2B Study in Relapsed/Refractory DLBCL ("r/r DLBCL")

In the previous Phase 2 clinical study (SPiReL), MVP-S in combination with Merck’s KEYTRUDA and intermittent low dose cyclophosphamide (CPA) showed promising data with 50% Overall Response Rate (ORR) and 78.6% Disease Control Rate (DCR) in evaluable patients. Also, PD-L1 expression has been identified as a potential predictive biomarker of response, as PD-L1+ patients demonstrated 85.7% ORR and 85.7% DCR. Most commonly reported events are Grade 1 and 2 injection site reactions, 20.8% subjects reported Grade 3 or above adverse events.

The Company announced in April that it entered into an agreement with Merck (NYSE: MRK) to initiate a Phase 2B clinical trial to evaluate its lead compound, MVP-S, in combination with KEYTRUDA® (pembrolizumab), Merck’s anti-PD-1 therapy, in a Phase 2B study r/r DLBCL.

The trial was initiated in June 2021, and the first sites have since been activated. PD-L1 will be assessed for every potential patient considered for enrollment.

Phase 2 DeCidE1 Study in Advanced, Recurrent Ovarian Cancer

IMV has recently completed the DeCidE1 clinical trial evaluating MVP-S in association with CPA in patients with advanced recurrent ovarian cancer. The final patient completed the study after more than 2 years of clinical benefit with MVP-S. In this study, many subjects have been through several lines of prior treatment and 57.9% patients were platinum resistant. Overall, the treatment was well tolerated with most adverse events being injection site reactions. At the 2-year cut-off, the overall survival rate in this cohort was 44.9% with a median overall survival of 19.9 months, results that support further clinical evaluation of this treatment.

Translational analyses from this trial confirm generation of tumor-antigen directed T cells by MVP-S. The details of these translational analyses have been submitted for presentation at upcoming scientific meetings. These data will also inform the discussion and design of a Phase 2B clinical study to be submitted to the FDA.

Recent Financing Strengthens IMV’s Financial Position

All dollar amounts noted herein are denominated in United States dollars (unless otherwise noted herein).

Public Offering

On July 20, 2021, IMV announced the closing of a public offering of 14,285,714 units at a price to the public of $1.75 per Unit, for aggregate gross proceeds to the Corporation of approximately $25 million (Estimated net proceeds are $23 million). Each unit is comprised of one common share and three-quarters of one common share purchase warrant. Each Warrant entitles the holder thereof to purchase one common share at a price of $2.10 per common share, subject to adjustment in certain events, for five years until July 20, 2026. If the warrants are fully exercised, they can represent approximately $22.5M of additional gross proceeds.

Overview of Second Quarter 2021 Financial Results

On June 30, 2021, the Company had cash and cash equivalents of $22.8 million and working capital of $24.6 million, compared with $36.3 million and $35.6 million, respectively at December 31, 2020. Subsequent to June 30, 2021, the Company completed the above-mentioned public offering of 14,285,714 units at $1.75 per unit for gross process of $25 million (estimated net proceeds of $23 million) resulting in pro-forma cash and cash equivalents of $45.8 million as of June 30, 2021. Based on its current plan, IMV expects its current cash position will be sufficient to fund operations for more than 12 months.

Research and development expenses were $5.2 million for the three months ended June 30, 2021, compared with $3.8 million for the three months ended June 30, 2020. This increase of $1.4 million was mainly due to startup costs for the Phase 2B trial in DLBCL, the timing of manufacturing activities for MVP-S and DPX-SurMAGE, and an increase in headcount. These increases were partly offset by a decrease in costs for the pre-clinical development of DPX-COVID-19 and costs for the ongoing basket trial of MVP-S in several cancer indications.

General and administrative expenses were $3.4 million for the three months ended June 30, 2021, compared with $2.2 million for the three months ended June 30, 2020. This increase of $1.2 million was mainly attributable an increase in the Company’s Directors and Officers insurance premium as a result of rate increases in mid-2020, an increase in headcount and an increase in recruiting fees for new executives and board members.

Government assistance totaled $1.2 million for the three months ended June 30, 2021, compared with $1 million in Q2 2020. This increase in mainly driven by the revaluation of the Nova Scotia loan upon receipt of the 2-year deferral of repayments partly offset by a decrease in various government grants for the development of DPX-COVID-19, consistent with the decrease in development expenses described above.

The net loss and comprehensive loss of $7.4 million ($0.11 per share) for the three months ended June 30, 2021, was $2.6 million higher than the net loss and comprehensive loss of $4.8 million ($0.08 per share) for the three months ended June 30, 2020.

For the six-month period ended June 30, 2021, the net loss and comprehensive loss of $14.3 million ($0.21 per share) was $2.3 million higher than the net loss and comprehensive loss of $12.0 million ($0.24 per share) for the six-month period ended June 30, 2020. The higher net loss is primarily the result of a $1.1 million increase in R&D expenses and a $2 million increase in general and administrative expenses partly compensated by a $1 million increase in government assistance mainly towards COVID-19 vaccine development as well as the revaluation of the loan with the province of Nova Scotia upon receipt of the above-mentioned amendment.

As of August 10, 2021, the number of issued and outstanding common shares was 82,142,629 and a total of 15,705,452 stock options, warrants and deferred share units were outstanding.

The Corporation's audited annual consolidated results of operations, financial condition and cash flows for the year ended December 31, 2020 and the related management's discussion and analysis (MD&A) are available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar as well as the Company’s website at https://www.imv-inc.com/investors/financial-information/financial-results.

Selected Upcoming Milestones

Maveropepimut-S (MVP-S):

  Q3 2021: Initiation of investigator-led study in breast cancer

  H2 2021: Design of Phase 2 clinical study in ovarian cancer for FDA meeting

  Q4 2021: Clinical update for the basket trial (Bladder & MSI-hi tumor cancers)

  H1 2022: Clinical update for the breast trial

DPX-SurMAGE:

  H2 2021: Initiation of a Phase 1 clinical study in bladder cancer

Conference Call and Webcast Information

Management will host a conference call and webcast today August 11, 2021, at 8:00 a.m. ET. Financial analysts are invited to join the conference call by dialing (866) 211-3204 (U.S. and Canada) or (647) 689-6600 (international) using the conference ID# 2877244 Other interested parties will be able to access the live audio webcast at this link: https://ir.imv-inc.com/events-and-presentations. The webcast will be recorded and will then be available on the IMV website for 30 days following the call.

About IMV

IMV Inc. is a clinical stage biopharmaceutical company dedicated to making immunotherapy more effective, more broadly applicable, and more widely available to people facing hard-to-treat cancer and other unmet medical needs. IMV is pioneering a novel class of cancer immunotherapies based on the Company’s proprietary delivery platform (DPX). This patented technology leverages a differentiated mechanism of action that generates a targeted and durable immune activation with limited side effects. IMV’s lead candidate, maveropepimut-S (formerly named DPX-Survivac), is a T cell-activating immunotherapy that combines the utility of the platform with a novel cancer target: survivin. IMV is currently assessing maveropepimut-S in breast and advanced ovarian cancer, as well as a combination therapy in multiple clinical studies with Merck. IMV is also developing another DPX-based immunotherapy: DPX-SurMAGE, a dual targeted immunotherapy to be evaluated in subjects with bladder cancer later this year. For more information, visit www.imv-inc.com and connect with us on Twitter and LinkedIn.

IMV Forward-Looking Statements

This press release contains forward-looking information under applicable securities law. All information that addresses activities or developments that we expect to occur in the future is forward-looking information. Forward-looking statements use such word as “will”, “may”, “potential”, “believe”, “expect”, “continue”, “anticipate” and other similar terminology. Forward-looking statements are based on the estimates and opinions of management on the date the statements are made. In the press release, such forward-looking statements include, but are not limited to, statements regarding the anticipated timing, enrollment of subjects and results from the Company’s clinical studies and trials for its various drugs and therapies, the anticipated timing of meetings and submissions with the FDA for the Company’s various drugs and therapies and the potential for synergistic action and results from the use of combined immunotherapies by the Company for various diseases. However, they should not be regarded as a representation that any of the plans will be achieved. Actual results may differ materially from those set forth in this press release due to risks affecting the Company, including access to capital, the successful design and completion of clinical trials and the timely receipt of all regulatory approvals to commence, and then continue, clinical studies and trials and the receipt of all regulatory approvals to commercialize its products. IMV Inc. assumes no responsibility to update forward-looking statements in this press release except as required by law. These forward-looking statements involve known and unknown risks and uncertainties, and those risks and uncertainties include, but are not limited to, the ability to access capital, the successful and, generally, the timely completion of clinical trials and studies and the receipt of all regulatory approvals as well as other risks detailed from time to time in our ongoing quarterly filings and annual information form. Investors are cautioned not to rely on these forward-looking statements and are encouraged to read IMV’s continuous disclosure documents, including its current annual information form, as well as its audited annual consolidated financial statements which are available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar

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Source: IMV Inc.

Investor Relations

Marc Jasmin, Senior Director, Investor Relations, IMV
O: (902) 492-1819, ext: 1042
M: (514) 617-9481 E: mjasmin@imv-inc.com

Irina Koffler, Managing Director, LifeSci Advisors
O: (646) 970-4681M: (917) 734-7387
E: ikoffler@lifesciadvisors.com

Media

Delphine Davan, Senior Director, Communications, IMV Inc.
M: (514) 968 1046
E: ddavan@imv-inc.com

Madeline Joanis, Account Executive, LifeSci Communications
M: (603) 479 5267
E: mjoanis@lifescicomms.com

IMV INC.
Consolidated Statements of Loss and Comprehensive Loss
(In thousands of United States dollars, except for share and per share amounts)

	Three Months ended,		Six Months ended,
		June 30,		June 30,
	2021	2020	2021	2020
	$	$	$	$
Revenue
Interest Income	42	40	112	90
Total revenue	42	40	112	90
Expenses
Research and development	5,219	3,798	9,961	8,861
General and administrative	3,416	2,200	6,499	4,459
Government assistance	(1,169)	(1,015)	(2,404)	(1,440)
Accreted interest and valuation adjustments	15	305	375	628
Total operating expenses	7,481	5,288	14,431	12,508
Net loss	(7,439)	(5,248)	(14,319)	(12,418)
Currency translation adjustment	-	471	-	424
Total comprehensive loss	(7,439)	(4,777)	(14,319)	(11,994)
Basic and diluted loss per share	(0.11)	(0.08)	(0.21)	(0.24)
Weighted-average shares outstanding	67,781,940	57,300,903	67,629,392	50,719,488

IMV INC.
Consolidated Statements of Financial Position
(In thousands of United States dollars, except for share and per share amounts)

	June 30, 2021	December 31,
		2020
Assets
Current assets
Cash and cash equivalents	$22,826	$36,268
Accounts receivable	694	1,574
Prepaid expenses	5,175	4,416
Investment tax credits receivable	1,895	1,519
Total current assets	30,590	43,777
Property and equipment	2,582	2,221
Total assets	$33,172	$45,998

Liabilities and Equity
Current liabilities
Accounts payable, accrued and other liabilities	$5,785	$7,228
Current portion of long-term debt	78	856
Current portion of lease obligations	119	109
Total current liabilities	5,982	8,193
Lease obligation	922	953
Long-term debt	6,585	6,050
Total liabilities	13,489	15,196
Equity	19,683	30,802
Total liabilities and equity	$33,172	$45,998